

September 11, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of GLOBAL NET LEASE, INC., under the Exchange Act of 1934:

- 7.50% Series D Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share

- 7.375% Series E Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com